UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

______________________

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 under the

Securities Exchange Act of 1934

For the month of October 2026

Commission File Number: 001-38807

CHEMOMAB THERAPEUTICS LTD.

(Translation of registrant’s name into English)

121-123 Menachem Begin Road, 30th floor
Tel Aviv 6701203, Israel

(Registered Address)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Introduction

On October 16, 2026, Chemomab Therapeutics Ltd. (“Chemomab” or the “Company”), its wholly owned Delaware subsidiary Snowdrift Parent Corporation (“Chemomab Parent”) and Chemomab Parent’s wholly owned Israeli subsidiary Elderwood Ltd. (“Domestication Merger Sub”) entered into Amendment No. 2 (the “Amendment”) to the Agreement and Plan of Merger, dated as of July 7, 2026 (the “Domestication Merger Agreement”), as amended on September 23, 2026 (“Amendment No. 1”), under which Domestication Merger Sub will merge with and into the Company, with the Company surviving as a wholly owned subsidiary of Chemomab Parent (the “Domestication Merger”). The Domestication Merger is a step in Chemomab’s redomiciliation into the U.S. in connection with its merger with Scipher Medicine Corporation (“Scipher”), following which Scipher will become a wholly owned subsidiary of Chemomab Parent (the “Merger”) and the combined businesses will be held by Chemomab Parent (the “Combined Company”), each as previously reported in the Company’s Reports on Form 6-K furnished to the Securities and Exchange Commission (the “SEC”) on July 8, 2026 and September 30, 2026.

Description of the Amendment

This amendment is technical in nature and is solely intended to establish the number of Chemomab Parent shares to be issued in the Domestication Merger. It does not change the consideration payable in the transaction, the economic value of the transaction, or the relative ownership allocation between Chemomab and Scipher. As previously disclosed, Amendment No. 1 introduced, among other things, a formula-based exchange ratio (the “Domestication Exchange Ratio”) for converting ordinary shares, no par value, of Chemomab (“Chemomab Ordinary Shares,” including those represented by American Depositary Shares (“ADSs”)) and options to purchase Chemomab Ordinary Shares into shares of common stock of Chemomab Parent (“Chemomab Parent Common Stock”), such that the Combined Company would have 10,000,000 shares outstanding immediately following the closing of the Merger. The Amendment reduces this number of shares to 5,000,000.

Changes to CVR Agreement

The parties also made an amendment primarily with respect to the information rights of CVR holders, and certain adjustments to the payment mechanics, to the form of Contingent Value Rights Agreement (the “CVR Agreement”) among Chemomab Parent, a rights agent to be designated (the “Rights Agent”) and a representative of the CVR holders (the “CVR Holders’ Representative”), to (i) require Chemomab Parent, within 45 days after the end of each calendar quarter during its term, to provide CVR holders a high-level written report on the status of, and significant activity related to, each milestone (each, a “Status Report”), either through the Rights Agent (with a copy to the CVR Holders’ Representative) or by inclusion in a Form 8-K, 10-Q or 10-K filed with the SEC; (ii) remove the tolling of payment periods pending the filing and effectiveness of a registration statement for milestone payments made in whole or in part in Chemomab Parent Common Stock, and the related requirement to pay such milestones entirely in cash if the registration statement does not become effective within 90 days; and (iii) make conforming cross-reference changes. The CVR Agreement is otherwise unchanged.

The foregoing descriptions of the Amendment and the CVR Agreement do not purport to be complete and are qualified in their entirety by reference to the full text of the Amendment and the form of CVR Agreement, copies of which are attached hereto as Exhibit 2.1 and Exhibit 10.1, respectively, and incorporated herein by reference.

Forward-Looking Statements

This Report on Form 6-K relates to a proposed transaction involving Scipher, Chemomab and Chemomab Parent and reports the execution of the Amendment. This Report on Form 6-K may constitute “forward-looking statements” within the meaning of the federal securities laws, including for purposes of the safe harbor provisions under the Private Securities Litigation Reform Act of 1995. These forward-looking statements include, but are not limited to, express or implied statements regarding the Amendment; the structure, timing and completion of the proposed Domestication Merger and the Merger and the related transactions; the Domestication Exchange Ratio and the treatment of Chemomab Ordinary Shares, ADSs and equity awards in the Domestication Merger; the parties’ ability to consummate the proposed Domestication Merger, Merger and related transactions; the Combined Company’s expected listing on Nasdaq and ticker symbol after closing of the proposed Domestication Merger and the proposed Merger; expectations regarding the ownership structure of the Combined Company; the expected executive officers of the Combined Company; the expected issuance of contingent value rights (“CVRs”) and the contingent payments contemplated by the CVRs; the future operations of the Combined Company; the tax implications of the Domestication Merger and the Merger; the anticipated valuation of the Combined Company; and other statements that are not historical fact. Any forward-looking statements in this Report on Form 6-K are based on management’s current knowledge and its present beliefs and expectations regarding possible future events and are subject to risks, uncertainties and assumptions that could cause actual results to differ materially and adversely from those set forth or implied by such forward-looking statements. There can be no assurance that future developments affecting the Combined Company will be those that have been anticipated. These forward-looking statements involve a number of risks, uncertainties (some of which are beyond the Combined Company’s control) or other assumptions that may cause actual results or performance to be materially different from those expressed or implied by these forward-looking statements.

These risks and uncertainties include, but are not limited to: the risk that the conditions to the closing of the Domestication Merger or the Merger are not satisfied, including the failure to timely obtain shareholder approval for the transaction, if at all; uncertainties as to the timing of the consummation of the Domestication Merger or the Merger and the ability of each of Chemomab and Scipher to consummate the Domestication Merger or the Merger; risks related to Chemomab’s ability to manage its operating expenses and its expenses associated with the Domestication Merger or the Merger pending closing; risks related to the failure or delay in obtaining required approvals from any governmental or quasi-governmental entity necessary to consummate the Domestication Merger or the Merger; the risk that as a result of adjustments to the Domestication Exchange Ratio, Chemomab shareholders and Scipher stockholders could own more or less of the Combined Company than is currently anticipated; risks related to the market price of Chemomab’s ADSs relative to the value suggested by the Domestication Exchange Ratio; unexpected costs, charges or expenses resulting from the transaction; potential adverse reactions or changes to business relationships resulting from the announcement or completion of the Domestication Merger or the Merger; the uncertainties associated with Chemomab’s and Scipher’s product candidates, as well as risks associated with the clinical development and regulatory approval of such product candidates, including potential delays in the commencement, enrollment and completion of clinical trials; risks related to the inability of the Combined Company to obtain sufficient additional capital to continue to advance these product candidates and its preclinical programs; uncertainties in obtaining successful clinical results for product candidates and unexpected costs that may result therefrom; risks related to the failure to realize any value from product candidates and preclinical programs being developed and anticipated to be developed in light of inherent risks and difficulties involved in successfully bringing product candidates to market; risks associated with the possible failure to realize certain anticipated benefits of the Domestication Merger or the Merger, including with respect to future financial and operating results; the risk that the related private placement financing is not consummated or is not consummated on the terms and in the amounts currently anticipated; the risk of potential adverse reactions or changes to relationships with employees, suppliers or other parties resulting from the announcement or completion of the proposed transaction; and those uncertainties and factors described under the heading “Risk Factors” in Chemomab’s Annual Report on Form 20-F for the year ended December 31, 2025 and Quarterly Reports on Form 6-K for the quarters ended March 31, 2026 and June 30, 2026, and Chemomab’s other filings from time to time with the SEC. Nothing in this Report on Form 6-K should be regarded as a representation by any person that the forward-looking statements set forth herein will be achieved or that any of the contemplated results of such forward-looking statements will be achieved. You should not place undue reliance on these forward-looking statements, which speak only as of the date they are made and are qualified in their entirety by reference to the cautionary statements herein. Chemomab and Scipher do not undertake or accept any duty to make any updates or revisions to any forward-looking statements.

No Offer or Solicitation

This communication is not intended to and does not constitute (i) a solicitation of a proxy, consent or approval with respect to any securities or in respect of the proposed transaction or (ii) an offer to sell or the solicitation of an offer to subscribe for or buy or an invitation to purchase or subscribe for any securities pursuant to the proposed transaction or otherwise, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in contravention of applicable law. No offer of securities shall be made except by means of a prospectus meeting the requirements of the Securities Act of 1933, as amended, or an exemption therefrom. Subject to certain exceptions to be approved by the relevant regulators or certain facts to be ascertained, the public offer will not be made directly or indirectly, in or into any jurisdiction where to do so would constitute a violation of the laws of such jurisdiction, or by use of the mails or by any means or instrumentality (including without limitation, facsimile transmission, telephone and the internet) of interstate or foreign commerce, or any facility of a national securities exchange, of any such jurisdiction. NEITHER THE SEC NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THE SECURITIES OR DETERMINED IF THIS COMMUNICATION IS TRUTHFUL OR COMPLETE. IMPORTANT ADDITIONAL INFORMATION ABOUT THE PROPOSED TRANSACTION WILL BE FILED WITH THE SEC.

Additional Information about the Merger and Where to Find It

This Report on Form 6-K is not a substitute for any other document that Chemomab or its affiliates (for purposes of this paragraph, “Chemomab”) may file with the SEC in connection with the proposed transaction, including the registration statement on Form S-4 (the “Form S-4”) that will contain a proxy statement and prospectus. In connection with the proposed transaction among Chemomab, Scipher, Chemomab Parent, Snowdrift Sub Corp., a Delaware corporation and a wholly owned subsidiary of Chemomab Parent (the “Merger Sub”) and Domestication Merger Sub, Chemomab and Chemomab Parent intend to jointly file relevant materials with the SEC, including the Form S-4. CHEMOMAB URGES INVESTORS AND SHAREHOLDERS TO READ THE REGISTRATION STATEMENT, INCLUDING THE PROXY STATEMENT/PROSPECTUS CONTAINED THEREIN, AND ANY OTHER RELEVANT DOCUMENTS THAT MAY BE FILED WITH THE SEC, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THESE DOCUMENTS, CAREFULLY AND IN THEIR ENTIRETY IF AND WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT CHEMOMAB, SCIPHER, CHEMOMAB PARENT, MERGER SUB, DOMESTICATION MERGER SUB, THE PROPOSED TRANSACTION AND RELATED MATTERS. Investors and shareholders will be able to obtain free copies of the Form S-4 and other documents filed by Chemomab with the SEC (when they become available) through the website maintained by the SEC at www.sec.gov. In addition, investors and shareholders should note that Chemomab communicates with investors and the public using its website (www.chemomab.com) and the investor media website (https://chemomab.com/investors-media) where anyone will be able to obtain free copies of the Form S-4 and included proxy statement/prospectus and other documents filed by Chemomab with the SEC and shareholders are urged to read the Form S-4 and included proxy statement/prospectus and the other relevant materials when they become available before making any voting or investment decision with respect to the proposed transaction. The documents filed by Chemomab with the SEC also may be obtained free of charge upon written request to: Chemomab Therapeutics Ltd., 121-123 Menachem Begin Road, 30th floor, Tel Aviv 6701203, Israel.

Participants in the Solicitation

Chemomab, Scipher and their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from Chemomab’s shareholders in connection with the proposed transaction. Information about Chemomab’s directors and executive officers, including a description of their interests in Chemomab, is included in Chemomab’s most recent definitive proxy statement, as filed with the SEC on March 23, 2026. Additional information regarding these persons and their interests in the proposed transaction will be included in the Form S-4 and included proxy statement/prospectus relating to the proposed transaction when it is filed with the SEC. These documents can be obtained free of charge from the sources indicated above. Third-party products and company names mentioned herein may be the trademarks of their respective owners.

Incorporation by Reference

This Form 6-K is incorporated by reference into the Company’s Registration Statements on Form F-3 (File Nos. 333-275002 and 333-281750) and Form S-8 (File Nos. 333-259489 and 333-266868).

EXHIBIT INDEX

Exhibit	Description
2.1	Amendment No. 2 to Agreement and Plan of Merger, dated as of October 16, 2026, by and among Chemomab Therapeutics Ltd., Snowdrift Parent Corporation, and Elderwood Ltd.
10.1	Form of Contingent Value Rights Agreement, by and among Snowdrift Parent Corporation, the Rights Agent and the CVR Holders’ Representative.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: October 19, 2026

CHEMOMAB THERAPEUTICS LTD.

By: /s/ Sigal Fattal
Name: Sigal Fattal
Title: Chief Financial Officer